

Johnson Matthey

SUPPL

June 24, 2005

Robert M. Talley
Vice President, General Counsel and Secretary

VIA CERTIFIED MAIL
RETURN RECEIPT REQUESTED
7099 3400 0005 5445 4625


05009362

Securities and Exchange Commission
450 Fifth Street, N. W.
Washington, D. C. 20546


SEC MAIL
RECEIVED
PROCESSING
JUN 29 2005
WASH, D.C.
198
SECTION

Re: Johnson Matthey PLC - File No. 82-2272

Dear Sirs:

Pursuant to Johnson Matthey PLC's undertaking to furnish the Securities Exchange Commission with certain information described in its request for exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended, as more fully set forth in its letter of 28th September 1988, Johnson Matthey hereby submits the following:

1.	**Dealings by Directors**	**10 May 2005**
2.	**Dealings by Directors**	**12 May 2005**
3.	**Dealings by Directors**	**19 May 2005**
4.	**Dealings by Directors**	**26 May 2005**
5.	**Notification of Major Interests in Shares**	**10 June 2005**
6.	**Annual Report and Accounts**	**No date**
7.	**Dealings by Directors**	**16 June 2005**
8.	**Dealings by Directors**	**17 June 2005**
9.	**Preliminary Results for year end 31st March 2005**	**2 June 2005**
10.	**Dealings by Directors**	**21 June 2005**

The Company understands that pursuant to Rule 12g3-2(b) the information furnished hereby, is not deemed to be "filed" with the Commission and that the furnishing of such information does not constitute an admission for any purpose that the Company is subject to the Act.

If you have any questions concerning the foregoing, please contact me at the address and telephone number indicated on this letter.

Very truly yours,

Robert M. Talley
Vice President & General Counsel

Enclosures
cc: S. A. Farrant (w/o encl.)

PROCESSED
JUN 30 2005
THOMSON FINANCIAL

dw 6/30

NORTH AMERICAN CORPORATE
Suite 600, 435 Devon Park Drive, Wayne PA 19087-1998 TEL: (610) 971-3131, FAX: (610) 971-3022

DEALINGS BY DIRECTORS

Name of Company	Johnson Matthey PLC
Name of Director	L C Pentz
Person with holding(s)	L C Pentz
Registered Holder(s)	T Rowe Price Trust as the Trustee of the Johnson Matthey Salaried Employees Savings Investment Plan (US)
Connected Person(s)	N/A
Nature & Extent of transaction	Regular purchase of shares by the Trustee of the US Employee Savings Investment Plan
Number of Shares/Amount of stock acquired	62
Percentage of Issued Class	Less than 0.01%
Number of Shares/Amount of stock disposed	N/A
Percentage of Issued Class	N/A
Class of Security	Ordinary Shares of £1 each
Price Per Share	£9.33
Date of Transaction	6 May 2005
Date Company Informed	9 May 2005
Total Holding following this notification	10,794
Total Percentage Holding of Issued Class following this notification	Less than 0.01%
Contact name and telephone number for queries	Angela Purtill - 020 7269 8461
Name of authorised company official responsible for making this notification	Angela Purtill
Date of notification	10 May 2005

DEALINGS BY DIRECTORS

Name of Company	Johnson Matthey PLC
Name of Director	L C Pentz
Person with holding(s)	L C Pentz
Registered Holder(s)	T Rowe Price Trust as the Trustee of the Johnson Matthey Salaried Employees Savings Investment Plan (US)
Connected Person(s)	N/A
Nature & Extent of transaction	Regular purchase of shares by the Trustee of the US Employee Savings Investment Plan
Number of Shares/Amount of stock acquired	62
Percentage of Issued Class	Less than 0.01%
Number of Shares/Amount of stock disposed	N/A
Percentage of Issued Class	N/A
Class of Security	Ordinary Shares of £1 each
Price Per Share	£9.26
Date of Transaction	11 May 2005
Date Company Informed	12 May 2005
Total Holding following this notification	10,856
Total Percentage Holding of Issued Class following this notification	Less than 0.01%
Contact name and telephone number for queries	Angela Purtill - 020 7269 8461
Name of authorised company official responsible for making this notification	Angela Purtill
Date of notification	12 May 2005

DEALINGS BY DIRECTORS

Name of Company
Johnson Matthey PLC

Name of Director
N A P Carson
P N Hawker
D W Morgan
J N Sheldrick

Person with holding(s)
As above

Registered Holder(s)
Mourant ECS Trustees Ltd as the Trustee of the Johnson Matthey Share Incentive Plan

Connected person(s)
N/A

Nature & extent of transaction
Regular monthly acquisition of shares via the Johnson Matthey Share Incentive Plan

Number of shares/amount of stock acquired
N A P Carson 39
P N Hawker 39
D W Morgan 39
J N Sheldrick 39

Percentage of issued class
Less than 0.01%

Number of shares/amount of stock disposed
N/A

Percentage of issued class
N/A

Class of security
Ordinary £1 shares

Price per share
£9.43

Date of transaction
18 May 2005

Date company informed
19 May 2005

Total holding following this notification
N A P Carson 50,562
P N Hawker 7,622
D W Morgan 35,951
J N Sheldrick 52,985

Total percentage holding of issued class following this notification
0.07%

Contact and telephone number for queries
Angela Purtill
020 7269 8461

Name of authorised company official responsible for making this notification:
Angela Purtill
020 7269 8461

Date of Notification: 19 May 2005

DEALINGS BY DIRECTORS

Name of Company	Johnson Matthey PLC
Name of Director	L C Pentz
Person with holding(s)	L C Pentz
Registered Holder(s)	T Rowe Price Trust as the Trustee of the Johnson Matthey Salaried Employees Savings Investment Plan (US)
Connected Person(s)	N/A
Nature & Extent of transaction	Regular purchase of shares by the Trustee of the US Employee Savings Investment Plan
Number of Shares/Amount of stock acquired	62
Percentage of Issued Class	Less than 0.01%
Number of Shares/Amount of stock disposed	N/A
Percentage of Issued Class	N/A
Class of Security	Ordinary Shares of £1 each
Price Per Share	£9.60
Date of Transaction	24 May 2005
Date Company Informed	25 May 2005
Total Holding following this notification	10,918
Total Percentage Holding of Issued Class following this notification	Less than 0.01%
Contact name and telephone number for queries	Angela Purtill - 020 7269 8461
Name of authorised company official responsible for making this notification	Angela Purtill
Date of notification	26 May 2005

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

(1) Name of Company

JOHNSON MATTHEY PLC

(2) Name of shareholder having a major interest

MORLEY FUND MANAGEMENT LIMITED / AVIVA PLC

(3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

BENEFICIAL INTEREST

(4) Name of registered holder(s) and, if more than one holder, the number of shares held by each of them

BNY Norwich Union Nominees Ltd	993,299
BT Globenet Nominees Ltd	7,100
Chase GA Group Nominees Ltd	3,968,312
Chase Nominees Ltd	469,433
CUIM Nominee Ltd	932,791

(5) Number of shares/amount of stock acquired

N/A

(6) Percentage of issued class

N/A

(7) Number of shares/amount of stock disposed

244,701

(8) Percentage of issued class

LESS THAN 1%

(9) Class of Security

ORDINARY £1 SHARES

(10) Date of transaction

NOT KNOWN

(11) Date company informed

9 JUNE 2005

(12) Total holding following this notification

6,370,935

(13) Total percentage holding of issued class following this notification

2.90%

(14) Any additional information

N/A

(15) Name of contact and telephone number for queries

ANGELA PURTILL
020 7269 8461

(16) Name of authorised company official responsible for making this notification

ANGELA PURTILL

Date of notification: 10 JUNE 2005

JOHNSON MATTHEY PLC
ANNUAL REPORT AND ACCOUNTS
NOTICE OF ANNUAL GENERAL MEETING

Copies of the following documents have been submitted to the UK Listing Authority:

Annual Report and Accounts 2005
Notice of 2005 Annual General Meeting
Form of Proxy

These will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

DEALINGS BY DIRECTORS

Name of Company
Johnson Matthey PLC

Name of Director
N A P Carson
P N Hawker
D W Morgan
J N Sheldrick

Person with holding(s)
As above

Registered Holder(s)
Mourant ECS Trustees Ltd as the Trustee of the Johnson Matthey Share Incentive Plan

Connected person(s)
N/A

Nature & extent of transaction
Regular monthly acquisition of shares via the Johnson Matthey Share Incentive Plan

Number of shares/amount of stock acquired

N A P Carson	36
P N Hawker	36
D W Morgan	36
J N Sheldrick	36

Percentage of issued class
Less than 0.01%

Number of shares/amount of stock disposed
N/A

Percentage of issued class
N/A

Class of security
Ordinary £1 shares

Price per share
£10.40

Date of transaction
16 June 2005

Date company informed
16 June 2005

Total holding following this notification

N A P Carson	50,598
P N Hawker	7,658
D W Morgan	35,987
J N Sheldrick	53,021

Total percentage holding of issued class following this notification
0.07%

Contact and telephone number for queries
Angela Purtill
020 7269 8461

Name of authorised company official responsible for making this notification:
Angela Purtill
020 7269 8461

Date of Notification: 16 June 2005

DEALINGS BY DIRECTORS

Name of Company	Johnson Matthey PLC
Name of Director	L C Pentz
Person with holding(s)	L C Pentz
Registered Holder(s)	T Rowe Price Trust as the Trustee of the Johnson Matthey Salaried Employees Savings Investment Plan (US)
Connected Person(s)	N/A
Nature & Extent of transaction	Regular purchase of shares by the Trustee of the US Employee Savings Investment Plan
Number of Shares/Amount of stock acquired	58
Percentage of Issued Class	Less than 0.01%
Number of Shares/Amount of stock disposed	N/A
Percentage of Issued Class	N/A
Class of Security	Ordinary Shares of £1 each
Price Per Share	£10.41
Date of Transaction	16 June 2005
Date Company Informed	17 June 2005
Total Holding following this notification	10,976
Total Percentage Holding of Issued Class following this notification	Less than 0.01%
Contact name and telephone number for queries	Angela Purtill - 020 7269 8461
Name of authorised company official responsible for making this notification	Angela Purtill
Date of notification	17 June 2005

For Release at 7.00 am Thursday 2nd June 2005

Preliminary Results for the year ended 31st March 2005

Encouraging prospects for future growth

Summary Results

	Year to 31st March 2005	2004	% change
Statutory Basis:			
Turnover	£4,639 m	£4,493 m	+3
Profit before tax	£131.0 m	£178.0 m	-26
Earnings per share	40.6 p	56.0 p	-28
Before Exceptional Items and Goodwill Amortisation:			
Profit before tax	£204.0 m	£195.7 m	+4
Earnings per share	67.1 p	64.0 p	+5
Dividend per share	27.7 p	26.4 p	+5

- Profit before tax, exceptional items and goodwill amortisation up 4% at £204.0 million despite adverse exchange translation
- Earnings per share before exceptional items and goodwill amortisation up 5% at 67.1 pence. Dividend for the full year increased by 5% to 27.7 pence
- Strong cash flow. Net borrowings reduced by £24.9 million to £369.6 million despite £16.1 million net expenditure on share buy back
- Exceptional costs of £51.9 million. The cash generated from disposals and rationalisation of underperforming assets is being used to buy back shares

Divisional Performance

Operating Profit (before exceptional items and goodwill amortisation)

£m	Year to 31st March 2005	2004	% change	2005 at 2004 exchange rates	% change
Catalysts	111.5	109.2	+2	115.8	+6
Precious Metal Products	45.4	44.2	+3	46.8	+6
Pharmaceutical Materials	40.0	42.3	-5	41.5	-2
Colours & Coatings	27.4	24.2	+13	28.4	+17
Corporate	(16.6)	(16.4)		(16.8)	
Continuing operations	207.7	203.5	+2	215.7	+6
Discontinued operations	0.4	2.5		0.4	
Operating profit	208.1	206.0	+1	216.1	+5

- At constant exchange rates operating profit before exceptional items and goodwill amortisation up 5%. Steady growth in Catalysts and Precious Metal Products, Pharmaceutical Materials slightly down following expiry of carboplatin patent, continued recovery in Colours & Coatings

Business prospects

- Excellent outlook for heavy duty diesel (HDD) catalysts. Increased investment in product development and in new programmes in partnership with leading original equipment manufacturers
- European autocatalyst market continues to grow driven by strong sales of light duty diesel (LDD) vehicles. Johnson Matthey very well positioned in LDD market and investing in new manufacturing capacity for catalysed soot filters
- Asian autocatalyst business performing well. Investment in expanding production capacity in both Japan and China
- Platinum group metal trading conditions remain good. Improved market conditions combined with volume growth has more than offset the impact of revised Anglo Platinum contract terms which began on 1st January 2004
- In Pharmaceutical Materials our pipeline of new products is strong. New generic drugs will significantly add to revenues from early 2006 onwards
- Plan to release cash from underperforming assets underway. Share buy back programme commenced. A further £25 million to be purchased in the first half of 2005/06

Commenting on the results, Neil Carson, Chief Executive of Johnson Matthey said:

"In 2004/05 we made good progress. Earnings per share before goodwill amortisation and exceptional items were 5% up, despite adverse exchange translation. We have taken action to improve the returns on underperforming assets and are using the cash generated to buy back shares.

The outlook for the next few years is good. We expect to see the rate of growth in earnings increase in the second half of 2005/06 with additional revenues from diesel emission control products and new generic pharmaceuticals coming through in 2006."

Enquiries:

Ian Godwin, Group Communications Manager	020 7269 8410
Howard Lee, The HeadLand Consultancy	020 7036 0369
Laura Hickman, Gavin Anderson & Co	020 7554 1400

www.matthey.com

Report to Shareholders

Introduction

Johnson Matthey made good progress in 2004/05 with profit before tax, exceptional items and goodwill amortisation up 4% despite adverse exchange translation. Earnings per share before exceptional items and goodwill amortisation increased by 5%.

On a constant currency basis both Catalysts and Precious Metal Products Divisions achieved 6% growth in operating profit. Pharmaceutical Materials was 2% down as a result of the expiry of the carboplatin patent while Colours & Coatings continued its good recovery with profits 17% up.

Cash generation was good with a net £16.1 million used to buy back shares and net borrowings reduced by £24.9 million. The group is well positioned to benefit from organic growth over the next few years and we have also taken action to improve the returns on underperforming assets.

Review of Results

Total sales grew by 3% to £4,639 million. At constant exchange rates sales grew by 7% with most of the increase coming from more buoyant trading conditions for platinum group metals and higher average prices. Sales excluding the value of precious metals fell by 2% to £1,200 million. This fall partly reflected the impact of exchange translation but also lower pass through costs for autocatalyst substrates.

Operating profit before exceptional items and goodwill amortisation rose by 1% to £208.1 million. Adverse exchange translation reduced profits by £8.0 million compared with 2003/04 mainly because of the fall in the value of the US dollar which averaged \$1.85/£ compared with \$1.69/£ for the last financial year. Translated at last year's exchange rates, operating profit before exceptional items and goodwill amortisation increased by 5%.

Interest was £3.0 million lower than last year as a result of lower average borrowings and more favourable average interest rates, particularly for platinum. The return on retirement benefits assets and liabilities improved by £3.2 million reflecting the increased funding surplus at 31st March 2004.

Profit before tax, exceptional items and goodwill amortisation increased by 4% to £204.0 million. Earnings per share before exceptional items and goodwill amortisation rose by 5% to 67.1 pence benefiting from a more favourable average tax rate.

Total exceptional items amounted to £51.9 million. Most of this charge related to the loss on disposal of Pigments & Dispersions and the restructuring of underperforming assets. We expect that this process will ultimately generate £50 million of additional cash which we are using to buy back shares. We have completed our review of underperforming assets and do not expect any further exceptional rationalisation costs in 2005/06.

Taking into account exceptional costs and goodwill amortisation, profit before tax on a statutory basis fell by £47.0 million to £131.0 million and earnings per share were 15.4 pence lower at 40.6 pence.

Dividend

The board is recommending to shareholders a final dividend of 19.0 pence, making a total dividend for the year of 27.7 pence, an increase of 5%, which is in line with the growth in earnings per share before exceptional items and goodwill amortisation.

Operations

Catalysts Division's sales rose by 4% to £1,184 million. At constant exchange rates the increase was 7%. Sales excluding the value of precious metals fell by 3% to £698 million. At constant exchange rates sales excluding the value of precious metals rose slightly. Sales growth was held back by lower pass through substrate costs associated with the increasing proportion of diesel catalysts sold.

The division's operating profit increased by 2% to £111.5 million. At constant exchange rates operating profit grew by 6%.

Environmental Catalysts and Technologies (ECT) achieved good growth in profits in autocatalysts with all the growth coming in Europe and Asia. Profits were lower in North America. In Johnson Matthey's financial year global light duty vehicle sales grew by 3%, with most of the growth arising in Asia where sales rose by 4%. Sales in Europe increased by 2% with most of the growth coming in Eastern Europe. In North America light duty vehicle sales were slightly up but domestic production fell by 2% with an increased number of imports mainly from Asia.

ECT's strong performance in Europe reflected the continued growth in diesel car sales where Johnson Matthey has leading technology. For the year to 31st March 2005 diesel car sales in Western Europe accounted for nearly half the market for cars. There is increasing focus on reducing particulate emissions from diesel vehicles in Europe and Johnson Matthey has been working closely with many of the leading car companies to develop catalysed soot filters (CSFs) which remove particles from diesel exhaust emissions. CSFs are likely to be required on all diesel cars in Europe from 2010, but many car manufacturers plan to fit these devices much earlier. We are investing in new production capacity to manufacture CSFs and expect sales to grow in 2005/06.

Our autocatalyst businesses in Asia benefited from strong demand. In India, where Johnson Matthey has a strong market position, car sales grew by 25% while the growth rate in car sales slowed in China but was still 12.5% up on prior year. We are expanding our factory in Shanghai and we have also put in a new production facility next to our technical centre in Japan. This has been well received by customers and we expect to see additional sales in Japan in 2005/06. In North America car production fell, particularly in the final quarter of our financial year when domestic production was down by 4.5%. Autocatalyst volumes were also down and Johnson Matthey's profits in the region were lower than last year. In South America vehicle production showed a strong recovery and our facility in Argentina was well ahead of prior year.

precious metals held in the refinery and thereby release over £20 million of cash from inventory reduction.

Our Research Chemicals business continued its recent record of strong growth in 2004/05. During the course of the year we acquired the operations of Lancaster Synthesis from Clariant AG. The acquisition was temporarily delayed as a result of a serious fire at Lancaster's UK premises in late July. However the deal was completed at the end of September at a significantly reduced cost. The Lancaster business represents a good fit with our Research Chemicals business and excellent progress has been made in integrating stock and order management systems while maintaining the value of the Lancaster brand with its strong market franchise.

The annual cost of our **Fuel Cells** business reduced by £1.1 million to £10.4 million. The market for stationary fuel cells has not grown as quickly as our customers had expected but developments in automotive fuel cells continue to be very encouraging. During the year we transferred most of our UK fuel cell activities including product development to our facility at Swindon, while longer term research remains at our technology centre at Sonning Common.

The first fuel cell vehicles to be manufactured in any quantity will be powered by hydrogen. In California, the State government is taking action to develop a network of filling stations for hydrogen powered vehicles. The success of hybrid cars has shown that customers are prepared to pay a premium for environmentally friendly vehicles. Most of the world's major car companies are continuing to invest heavily in the development of fuel cell vehicles as concerns over fuel security, global warming and air quality become more pressing.

Precious Metal Products Division's sales grew by 4% to £3,069 million, reflecting more buoyant trading conditions for platinum group metals and higher average prices. At constant exchange rates sales grew by 8%. Operating profit increased by 3% to £45.4 million, despite the revised terms of the renewed contracts with Anglo Platinum and adverse exchange translation. At constant exchange rates operating profit was 6% up.

£1.6 million after metal interest and a similar performance in the first five months of 2004/05. The closure was completed on schedule, by the end of March 2005, at a cost of £13.2 million. As part of the closure programme a significant proportion of the customers from our UK refinery were successfully transferred to our refineries in Salt Lake City and Toronto, where spare capacity existed. This boosted profits in North America which finished ahead of 2003/04.

Pharmaceutical Materials Division's sales fell by 6% to £132 million. Adjusting for exchange translation the drop in sales was 2%. The fall in sales reflected lower selling prices for carboplatin, which went off patent in October 2004, and lower revenues from contract research, partly offset by increasing sales of controlled drugs. Operating profit fell by 5% to £40.0 million partly as a result of adverse exchange translation. At constant exchange rates the fall in operating profit was 2%, in line with the drop in sales.

Macfarlan Smith, which is based in Edinburgh, UK and manufactures controlled drugs for sale to generic pharmaceutical companies, performed well in the year. Sales and profits were both ahead of last year with most of the growth coming from high margin specialist opiate products. The world market for drugs to manage severe pain is growing at around 6% per annum as medicine is able to treat more acute conditions; the world's population ages; and people are generally less tolerant of pain. Overall growth of the opiates market is driven primarily by the introduction of new applications and new dosage forms for specialist opiates such as oxycodone, hydromorphone and buprenorphine, the markets for some of which are growing at double digit rates.

Macfarlan Smith's new facility to manufacture low volume, high potency products (mainly analgesics), which we announced last year, has made a valuable contribution to profits in its first year of operation and we expect to achieve further growth in this specialist market in 2005/06.

As anticipated, our active pharmaceutical ingredient (API) manufacturing business in the US, which is based in West Deptford, NJ, saw its profits fall in the second half of 2004/05 as the contribution from carboplatin was reduced following the expiry of the patent in October 2004. Now that the patent has expired we expect to supply to both

Bristol-Myers Squibb and generic producers but at lower margins. Sales of other products grew, including opiates where we have successfully transferred manufacturing technology from Macfarlan Smith. Growth in sales of opiate drugs will continue as an increasing number of customers obtain regulatory approvals to market products containing APIs manufactured at West Deptford. Sales of non-opiate controlled drugs also improved during the year and significant progress was made on the development of several attractive generic products which will reach commercialisation over the next few years.

During the year we changed the name of Pharm-Eco to Pharma Services to better reflect its market segment. Pharma Services provides contract research and development and manufacturing services to pharmaceutical companies from pre-clinical through to commercial launch. Although manufacturing continued to grow, contract research revenues were down in the second half of the year and profits were below last year.

During 2004/05 Cascade Biochem, which we acquired in 2002, was consolidated into its Cork, Ireland facility and renamed Pharmaceutical Materials Ireland. The business has continued to expand its customer base and geographic coverage during the year. Regulatory filings of new generic products containing our prostaglandin APIs have been made by our customers and are currently in review stages. Our products are also being qualified for new generic drug dosage forms targeted for sale in major world markets.

We restructured **Colours & Coatings** Division during the year following the sale of Pigments & Dispersions in September 2004 for £22.2 million (after costs). Several other sites are in the process of being closed, the largest of which is the division's decal factory in Stoke-on-Trent. An exceptional charge of £10.3 million has been taken to cover the cost of these closures. The decorative precious metals, glass coatings and tableware businesses have been renamed Colour Technologies and will be transferred to Precious Metal Products Division and included in that division's results next year. The remaining business, Structural Ceramics, has been renamed Ceramics and will be shown as a stand alone division in 2005/06.

Sales for the division, excluding Pigments & Dispersions, rose by 8% in 2004/05 to £242 million. At constant exchange rates sales grew by 12%. Operating profit increased by 13% to £27.4 million. At constant exchange rates profits grew by 17%.

Our Ceramics business had sales of £166 million and contributed about two thirds of the profits of the division. It supplies decorative materials for ceramic products, mainly to the tile industry. The business achieved good growth in sales and profits in 2004/05. Demand for tiles in the Western European market was flat and the strength of the euro adversely impacted European tile producers who are major exporters to other parts of the world. However there was good growth in China, India and Brazil where Johnson Matthey has production facilities and is well represented. Our sales into Eastern Europe also showed good growth.

Colour Technologies performed well in 2004/05. Sales to the automotive sector increased, particularly sales of both black obscuration enamels and conductive silver paste. Demand for decorative products for other glass applications was also up benefiting from new product introductions which are helping the business to consolidate its market leading position in this segment.

Exceptional Items

Exceptional items for the year amounted to £51.9 million which included a rationalisation charge of £10.2 million to restructure our underperforming UK platinum group metal refining business and a £10.3 million charge for closing a number of former Colours & Coatings' sites following the sale of Pigments & Dispersions and the restructuring of that division. The remaining items were announced in the first half of the year and include a loss of £15.2 million on sale of the Pigments & Dispersions business, of which £5.8 million related to goodwill previously written off to reserves; the closure of the UK gold and silver bullion refinery at a cost of £13.2 million and £3.0 million of acquisition integration costs.

Finance

Exchange Rates

The main impact of exchange rate movements on the group's results comes from the translation of foreign subsidiaries' profits into sterling. Around 30% of the group's profits were made in North America, mainly in the USA. The US dollar weakened significantly from an average rate of $1.69/£ in 2003/04 to an average of $1.85/£ in 2004/05. The average rate for the euro also weakened from €1.44/£ to €1.47/£. The South African rand strengthened from R12.11/£ to R11.53/£ but the translational benefit of that rise was more than offset by the adverse impact of the stronger rand on operating margins. Excluding the rand, exchange translation reduced operating profit by £8.0 million, which is equivalent to 4% of operating profit before exceptional items and goodwill amortisation.

Interest

The group's net interest charge fell by £3.0 million to £13.3 million, benefiting from lower average borrowings, particularly in the second half of the year. Metal financing costs were also favourable with interest rates for platinum below the high levels experienced in 2003/04. Average precious metal leases were reduced following the closure of the UK gold and silver refinery in September 2004.

The return on retirement benefits assets and liabilities improved by £3.2 million. This credit is shown separately under FRS 17 (the pension accounting standard adopted by the group last year). The rise reflected the increase in the pension fund surplus at 31st March 2004.

Taxation

The group's tax charge fell by £13.9 million to £44.0 million. The reduction largely related to tax relief on the exceptional costs incurred in the year. Before exceptional items and goodwill amortisation the average tax rate for the year fell slightly from 29.8% to 29.2% with an increase in tax credits received on research and development expenditure.

Cash Flow

Johnson Matthey's net cash flow for the year was strong at £23.5 million. After taking into account £1.4 million of exchange translation, net borrowings fell by £24.9 million to £369.6 million. Gearing (net borrowings / shareholders' funds and minority interests) fell by 2.8% from 45.3% at 31st March 2004 to 42.5% at 31st March 2005.

The group received £23.3 million from disposals and paid £4.0 million for acquisitions. The proceeds received from the disposals have been used to buy back shares. During the year we purchased 2.5 million of Johnson Matthey shares at an average price of £10.06. This included 0.9 million of shares for the group's employee share ownership trust. The cash outflow on share purchases in the year was £19.3 million, with a further £5.9 million paid in April 2005. The group received £3.2 million of proceeds from the exercise of share options by employees to give an overall net outflow on shares bought / issued in the year of £16.1 million. Excluding acquisitions, disposals and share transactions the group generated a free cash flow of £20.3 million.

Net cash flow from operations was £28.4 million lower than last year at £231.3 million. Capital expenditure incurred was £17.6 million lower than last year at £95.5 million which represented 1.4 times depreciation, down from 1.8 times last year. The net cash outflow on capital expenditure and financial investment in the year was £86.8 million, which was less than the level of capital expenditure incurred, reflecting the timing of the expenditure and the inclusion of £4.1 million received from the sale of assets. Major projects included expansion of ECT's production facilities in the UK, South Africa, Japan and China; investment in catalyst manufacturing for PCT at Clitheroe, UK; and further investment in new capacity at Macfarlan Smith in Edinburgh.

Pensions

The surplus on the group's UK pension scheme increased by £2.5 million to £45.8 million at 31st March 2005. The investment performance of the fund for the year was good but the benefit of this was largely offset by changes in the discount rate and the inflation assumption used in valuing liabilities.

Worldwide, including provisions for the group's post-retirement healthcare schemes and pension related deferred tax assets and liabilities, the group had a net deficit of £1.1 million on retirement benefits net assets compared with a net surplus of £3.5 million at 31st March 2004.

International Financial Reporting Standards (IFRS)

For the financial year ending 31st March 2006 we will be reporting our results under International Financial Reporting Standards (IFRS). We have issued a separate announcement today setting out how the group's income statement, balance sheet and segmental results for the financial year to 31st March 2005 would look under the new standards.

Outlook

The outlook for the next few years is very encouraging. We expect the group to achieve good top line growth from the introduction of new products and also generate cash.

The group's profits were higher in the first half of 2004/05 than in the second half, partly as a result of exchange translation. In 2005/06 we expect this trend to be reversed, with most of the growth coming in the second half of the year.

The much publicised problems in the US car industry are likely to have some impact on Johnson Matthey's results in the first half of 2005/06. We expect car production to be down in the US in our first half which will reduce demand for autocatalysts in that region. However, both Europe and Asia are now bigger car producing regions than the US and Johnson Matthey's businesses in those regions are continuing to see good demand which should more than offset the shortfall in the US. In the first half of 2005/06 we expect profits in our Pharmaceutical Materials Division will be down on the equivalent period in 2004/05 when we were still benefiting from the carboplatin patent, which expired in October 2004.

Despite these factors the underlying growth trend is favourable. HDD legislation in Europe will begin to have an impact in October 2005 and we expect to see demand for aftertreatment devices from original equipment manufacturers start to grow in the second half of the year. We also expect sales of catalysed soot filters for light duty diesel vehicles to grow during the year. Pharmaceutical Materials should benefit from new product launches in early 2006.

Earnings per share will also benefit from the share buy-backs we have undertaken using the proceeds generated by our programme to improve the returns on underperforming assets. We expect to purchase an additional £25 million of shares in the first half of 2005/06. We have completed our review of underperforming assets and do not expect any further exceptional rationalisation costs in 2005/06.

DEALINGS BY DIRECTORS

Name of Company	Johnson Matthey PLC
Name of Director	L C Pentz
Person with holding(s)	L C Pentz
Registered Holder(s)	T Rowe Price Trust as the Trustee of the Johnson Matthey Salaried Employees Savings Investment Plan (US)
Connected Person(s)	N/A
Nature & Extent of transaction	Regular purchase of shares by the Trustee of the US Employee Savings Investment Plan
Number of Shares/Amount of stock acquired	58
Percentage of Issued Class	Less than 0.01%
Number of Shares/Amount of stock disposed	N/A
Percentage of Issued Class	N/A
Class of Security	Ordinary Shares of £1 each
Price Per Share	£10.37
Date of Transaction	10 June 2005
Date Company Informed	20 June 2005
Total Holding following this notification	11,034
Total Percentage Holding of Issued Class following this notification	Less than 0.01%
Contact name and telephone number for queries	Angela Purtill - 020 7269 8461
Name of authorised company official responsible for making this notification	Angela Purtill
Date of notification	21 June 2005